SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              SPECTRIAN CORPORATION
         --------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



              California                                  77-0023003
----------------------------------------        --------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)


                               350 West Java Drive
                               Sunnyvale, CA 94089
               (Address of principal executive offices) (Zip Code)

                                   ---------


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered
         -------------------                    ------------------------------
                  None                                      None



Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of Class)

Item 1.           Description of Securities to be Registered.

                  On October 23, 1996, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between Spectrian Corporation (the "Company") and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a
"Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, $.01 par value ("Common Shares"), of the Company. The Rights Agreement was amended and restated on January 15, 1997. The dividend is payable on March 21, 1997 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $126.00 (the "Purchase Price"), subject to adjustment.

         The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any cer tificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

         The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. However, pursuant to an agreement dated January 15, 1997 and the Amended and Restated Rights Agreement; Kopp Investment Advisors, Inc. ("Kopp") shall not be considered an "Acquiring Person" until such time as Kopp acquires or commences or announces its intention to commence a tender offer to acquire more than 25% of the Registrant's outstanding Common Shares or until Kopp shall be required to file a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its holdings of the Company's Common Stock (collectively the "Limitations").

Issuance of Rights Certificates; Expiration of Rights

         As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements unless such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) October 23, 2006 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

         Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $126.00 per Right, one one-thousandth share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding or in the event that Kopp fails to comply with the Limitations, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

         Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding (or with respect to Kopp, Kopp fails to comply with the Limitations), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

         At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares (or with respect to Kopp, Kopp fails to comply with the Limitations) and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

         At any time on or prior to the close of business on the earlier of (i) the 10th day following the acquisition by an Acquiring Person (the "Share Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

Adjustments to Prevent Dilution

         The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

         No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders' Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

         The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding (or with respect to Kopp, Kopp fails to comply with the Limitations) without the approval of Rights holders. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambi guity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights and Preferences of the Series A Preferred

         Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per

Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment equal to $126,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Following the payment of such amount, no additional distributions shall be made to the holders of shares of Series A Preferred unless, prior thereto, the holders of Common Shares shall have received an amount per share equal to the quotient obtained by dividing the amount paid to holders of Series A Preferred by 1,000. Following the payment of each of these amounts, holders of Series A
Preferred and holders of Common Shares shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of 1000 to 1 with respect to such Series A Preferred and Common Shares, on a per share basis, respectively. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

         The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company's shares by a single acquiror or group (or with respect to Kopp, Kopp fails to comply with the Limitations). Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

         Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

         However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.           Exhibits.

                  1. Amended and Restated Preferred Shares Rights Agreement, dated as of January 15, 1997 between Spectrian Corporation and ChaseMellon Shareholder Services, L.L.C., as amended, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

                  2. Letter of Agreement to Amend Preferred Shares Rights Agreement, dated as of January 15, 1997 between Spectrian Corporation and Kopp Investment Advisors, Inc.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         SPECTRIAN CORPORATION


Date:  January 17, 1997
                                  By:  /s/ Garrett A. Garrettson
                                    --------------------------------------------
                                           Garrett A. Garrettson
                                           President and Chief Executive Officer

                                  EXHIBIT INDEX

                                                                          Page
                                                                         Number
                                                                         Under
Exhibit                                                               Sequential
  No.                                Exhibits                          Numbering

 1 Amended and Restated Preferred Shares Rights Agreement dated as of January 15, 1997, between Spectrian Corporation and ChaseMellon Shareholder Services, L.L.C., as amended, including the form of Rights Certificate and the Certificate of Determination, the Summary of Rights Attached thereto as Exhibits A, B and C, respectively.

 2 Letter Agreement to Amend Preferred Shares Rights Agreement dated as of January 15, 1997 between Spectrian Corporation and Kopp Investment Advisors, Inc.